EXHIBIT 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of The Descartes Systems Group Inc., a Canadian company and foreign private issuer (the “Company”), on Form 40-F for the fiscal year ended January 31, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Edward J. Ryan and Allan Brett, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

1.                  This Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                  The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward J. Ryan
Edward J. Ryan
Chief Executive Officer

/s/ Allan Brett
Allan Brett
Chief Financial Officer

April 7, 2016

This certification is being submitted solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liability of that section, nor will the certification be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.